View in browser

## Hey Collective -

Hope you've had a good week.

Performance/state of the market update is coming in April.

Until then, there's a few topics we've been kicking around writing more deeply on.

And rather than split them up into separate newsletters, we thought they could make sense to combine into three dives into three climate trends that are standing out to us:

- Climate-flation is here to stay.
- Chinese EV's are coming and could change everything.
- Our planet is warming faster than we thought.

All are interesting on multiple levels: environmental, economical, and US/geopolitical.

We wanted to write on them because while we're reading about this every day, you might not be. And all of these trends are coming. How they play out is still the open question.

*- Zach, James, and the whole CC team*

---

# WeFunder Update

$0k - First announcement
$34k - February email update
$75k - Now

The WeFunder campaign has a max allocation of $124k. Meaning there's about $50k left. We're formally taking the campaign "live" on WeFunder this week. Meaning anyone can invest.

You are our favorite investors. We're not sure when we'll do another campaign like this. We would love to have you even more formally a part of our journey: https://wefunder.com/carboncollective


WEFUNDER
Explore
Search
My Raise
Learn
CARBON COLLECTIVE
Share
$100 million in AUM - Sustainable Investing You Trust
carbon collective
Carbon Collective
Invest in the world you actually want to retire into
Follow Carbon Collective to be notified if they later decide to raise funding.
WATCH FOR UPDATES
carboncollective.co
Berkeley, CA
OVERVIEW
UPDATES
WHAT PEOPLE SAY
ASK A QUESTION

---

## We're going to start hearing a lot more about Climate-flation

Inflation.

It sucks.

It's why a trip to the grocery store is a lot more painful than it used to be.

And I've got bad news. It's not going anywhere.

CBS News

**Climate change will make bananas more expensive. Here's why some experts say they should be already.**



London — Industry experts say the price of bananas globally is very likely to rise due to the impact of climate change — but some believe...

1 week ago

 Salon.com

## Buzzkill: Climate change could destroy the coffee industry. Here's how we can still save it

Growing coffee has a big carbon footprint — and the weather conditions caused by climate change could ruin it.

2 weeks ago



There are many reasons ascribed to the recent spike in inflation: the Covid-cash distributions, the oil price spike from Russia's invasion of Ukraine, corporate greed-flation (raising prices because they could get away with it), the pandemic-caused supply chain crisis. Etc.

But climate was not one of commonly names reasons. Not yet.

But it's coming. Water patterns are shifting. The ocean is warming. The Panama Canal is struggling with drought which is delaying shipping. Key commodity agricultural regions are getting too much rain or too little. And everywhere is getting too much heat.

Inflation occurs when demand for a given good or service outstrips existing supply. Whatever supply remains gets more expensive.

And supply shocks are here and very much coming for many key agricultural commodities. We're likely to see a lot more food not make it to grocery shelves because it died before it was ready for harvest. We're going to see supply shocks.

Now it's unlikely to be everything all at once. But we're probably going to get used to saying things like "yeah, it's a bad year for grain again" in the checkout aisle. Because we are moving from a world where modern agriculture created a relative level of price stability to one where innovation will be in a constant fight to keep up with changing weather patterns.

So the supply shocks are coming and short of the Ozempics leading to significant reductions in global appetites, there are no ways we'd see falling demand on the horizon.

Yes. This sucks. And likely will be one of the many daily small sufferings that climate change brings.

But there could be a silver lining. Could Climate-flation break the political logjam on urgent climate action?

We're seeing climate change happen today, but for most Americans it's weather event by weather event. It's not a daily thought (at least not yet)

But people *really* hate inflation.

I'm curious about what will happen when corporations start pointing to climate change as the leading driver for increased prices. I could see the term climate-flation going mainstream (or hopefully a better one, to be honest).

Bread riots are the worst fear of all governments. So maybe climate-driven inflation could be the final straw to building a real climate coalition? Maybe.

As much as people hate inflation. We also really like confirmation bias. So it's too early to see how this one will play out politically.

---

# Chinese EV's are Going to Change the World

EV's are cheap.

China makes good cars.

You agree?

Probably not. At least for now. And it's true. EV's, as the new entrant to the auto industry, have struggled to reach sticker-price parity with their traditional counterparts.

And despite many attempts in the previous decades for China to pull a Japan and build internationally beloved car brands, their cars had the reputation of being crappy and unreliable.

Yeah, that's changing.



**B** Bloomberg

## Chinese EV Affordability Frightens Ford, GM, US Automakers

BYD's sub-$10000 Seagull electric car sets a new bar for global automakers, forcing
Detroit to pivot toward cheaper rides.

2 days ago



**⊜** The Driven |

## BYD says plug-in electrics will exceed 50 pct of new car sales in China in next 3 months

The CEO of BYD, the Chinese giant challenging Tesla as the world's biggest electric
vehicle maker, says sales of New Energy Vehicles (NEVs),...

1 day ago



**Ⅱ** Thomasnet

## BYD Surpasses Tesla as World's Top EV Maker

China's top automaker, BYD, is also now the leading manufacturer of electric vehicles
(EVs) in the world. The Wall Street Journal reported...

23 hours ago

If you haven't heard of BYD, it's only a matter of time. They just surpassed Tesla to
become the largest electric car manufacturer in the world.

They were a generic Chinese auto manufacturer that in the past couple years
decided to go full electric. And boy is that bet paying off.

BYD is exciting because they're playing out the vision for the EV takeover earlier
than their American counterparts. One biggest part of this is that EV's, by being
much simpler machines than internal combustion engines, should be a lot cheaper
to manufacture.

BYD is kinda there. Their cheapest car, called the Dolphin, retails for $11,000. Yes.
$11 grand can get you a new electric car. And from all accounts, it's a good car! The
standard battery pack's range is 210 miles. That's good for $11k!

And they are likely to just keep getting better and cheaper.

BYD is already making waves (dolphin pun?). If you caught Trump's line about a "bloodbath" coming if Biden won in 2024, it was actually about the prospect of BYD importing cars into the US and how Biden wouldn't impose as high tariffs as Trump would...

From an emissions standpoint, BYD is really exciting. They are doing what Tesla should have done instead of their ridiculous cybertruck - built a super low cost car that no gas engine could compete with. The promise of clean energy and EVs is their cost. They have the potential to be *way* cheaper. And in our economic system, price will win in the end.

The American automakers and the US EV companies are nervous and they should be. BYD has the potential to pull a Toyota in the 1980's. Come into the US with low-cost, high quality cars that blew the US competition out of the water. (Toyota is still the most popular car brand in the US).

If that looks like it could be happening, it could significantly increase all auto-makers shift to EVs and, more importantly, shift them towards focusing on lower-costing EVs. Because we need the following to be true for our climate: "sure, you can buy a gas powered car, but it'll cost you $10k more." The reverse is true for EVs today. But not for long.

---

# The Recent Global Warming Trends...
# Are Scary

So the UN just published their latest annual report on the state of their global climate.

The one line that jumped out to everyone: "Red Alert"

**The Guardian**

## 'Red alert': last year was hottest on record by clear margin, says UN report

The world has never been closer to breaching the 1.5C (2.7F) global heating limit, even if only temporarily, the United Nations' weather...

1 day ago



**AP** AP News

## UN weather agency issues 'red alert' on climate change after record heat, ice-melt increases in 2023

GENEVA (AP) — The U.N. weather agency is sounding a "red alert" about global warming, citing record-smashing increases last year in...

23 hours ago



Our climate is deeply unhealthy and it is getting worse... faster than we expected.

A few alarming stats:

- 2023 was basically at 1.5ºC of global warming from pre-industrial levels (that's what was agreed upon as the cap in Paris in 2015). Some of this is due to us being in an El Nino cycle, but it's alarming...
- Ice records reached record lows
- Ocean temperatures broke records around the globe

And here's the very scary part. The 2023 average global temperature was 0.2ºC higher than our climate models said they should have been. And there is no scientific consensus yet on why. All we know is the best models we have were very off in 2023 and off in the wrong direction.

This is an extremely hard truth to sit with. I personally struggle with focusing on the ramifications of this for too long. But it's important to come back to.

Climate change is absolutely here. And it's going to absolutely get worse before it gets better.

---

A rough note to end on, but we hope you enjoyed this one. Would love to hear your thoughts and comments.

See you next month with a market update!

*- Zach, James, and the CC team.*

## Disclosure:

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

---

Carbon Collective Investing, 2648 International Blvd, Ste 115, Oakland, CA 94601